Item 77I-
The following class was created during the period covered
by the N-SAR:
Class R2 shares for JPMorgan International Equity Fund,
JPMorgan International Value Fund, JPMorgan Intrepid
International Fund and JPMorgan International Equity
Index Fund. This class is described in the prospectus for
the Class R2 shares
(SEC Accession No. 0001145443-09-000298) .